SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April, 2014

Commission File Number 1-33208

HANWHA SOLARONE CO., LTD.

888 Linyang Road

Qidong, Jiangsu Province 226200

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒            Form 40-F    ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes    ☐             No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes    ☐            No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐             No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    )

Hanwha SolarOne Co., Ltd. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1 Press release: Hanwha SolarOne Appoints New Chairman and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HANWHA SOLARONE CO., LTD

Date: April 30, 2014	By:	/s/ Seong-woo Nam
Name: Seong-woo Nam
Title: Chairman and CEO

Exhibit 99.1

Hanwha SolarOne Appoints New Chairman and Chief Executive Officer

SHANGHAI, April 30, 2014 — Hanwha SolarOne Co., Ltd. (the “Company”, or “Hanwha SolarOne”), a top-10 global photovoltaic (“PV”) manufacturer of high-quality, cost-competitive solar modules, today announced the appointment of Seong-woo Nam as Chief Executive Officer (CEO) and Chairman of the Board of Directors. Seong-woo Nam brings to Hanwha SolarOne rich experience and expertise in a broad range of management disciplines with a strong track record of achievement. His experience and leadership will help Hanwha SolarOne achieve its goal to become one of the leading companies in the solar power industry.

A 30-year management veteran, Seong-woo Nam joins Hanwha SolarOne from Samsung Electronics, where he recently served as the executive vice president and general manager of Samsung’s IT Solutions Business, which includes its PC Business and Printer Business with 13,000 employees and revenues approaching $9 billion. While under Mr. Nam’s direction the IT Solutions business experienced in four years a more than three-fold increase in revenues, sales into 90 new countries, expansion of manufacturing scale, and a more than 300% gain in market share.

Prior to leading the IT Solutions Business at Samsung, Mr. Nam spent eight years directing the Business Innovation team across a broad range of business segments including Planning, Supply Chain Management (SCM), Logistics, and Information Strategy. Under his leadership the Company launched global SCM, achieved cost reduction, and introduced process efficiencies across all global business units.

“I’m excited to join Hanwha SolarOne, where I will contribute my experience in strategic management, corporate governance and brand building to achieve fast and sustainable growth for the company,” said Seong-woo Nam, “I am committed to improving Hanwha SolarOne’s position in the photovoltaic industry and establishing the company as a respected leader in product quality, low-cost manufacturing, product innovation and strong financial performance.”

The Board of Directors also accepted the resignation of President and Board member Min-Su Kim and appointed Jay Seo, Chief Financial Officer and Head of China Business as a member of the Board of Directors.

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is one of the top 10 photovoltaic module manufacturers in the world, providing cost-competitive, high quality PV modules. It is a flagship company of Hanwha Group, one of the largest business enterprises in South Korea. Hanwha SolarOne serves the utility, commercial, government and residential markets through a growing network of third-party distributors, OEM manufacturers and system integrators. The company maintains a strong presence worldwide, with a global business network spanning Europe, North America, Asia, South America, Africa and the Middle East. As a responsible company committed to sustainability, Hanwha SolarOne is an active member of the PV Cycle take-back and recycling program. For more information, please visit: www.hanwha-solarone.com

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha SolarOne’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co. Ltd.